EXHIBIT 7

	Compagnie Générale de Géophysique
	Computation of Earnings to Fixed Charges

	December 31,

(in millions of euros)	2002	2001	2000	1999	1998

Interest expensed or capitalized	28.5	23.0	15.9	9.6	4.9
Amortized premiums/interest related to indebtedness	1.8	0.0	-0.8	1.1	0.0
Preference security dividend	—	—	—	—	—
Interest within rental expense	—	—	—	—	—
Preference security dividends	—	—	—	—	—

Total fixed charges	30.3	23.0	15.1	10.7	4.9

Pre-tax income from continuing operations	43.3	32.7	-5.0	-68.4	-23.3
Equity in income of investees	-6.4	-8.8	-2.6	-0.7	0.6
Fixed charges	30.3	23.0	15.1	10.7	4.9
Amortization of capitalized interest	—	—	—	—	—
Distributed income to investees	—	—	—	—	—
Share pre-tax losses	—	—	—	—	—

Total earnings	67.2	46.9	7.5	-58.4	-17.8

Ratio of earnings to fixed charges	2.2	2.0	0.5	-5.5	-3.6
Deficiency of earnings to fixed charges	n.a.	n.a.	-7.6	-69.1	-22.7